Eastside Distilling, Inc. 2321 NE Argyle Street, Unit D Portland, Oregon 97211

September 27, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Bradley Ecker

Re:	Eastside Distilling, Inc.
Registration Statement on Form S-3
Filed September 13, 2024
File No. 333-282095

Acceleration Request

Requested Date:	October 2, 2024
Requested Time:	4:00 PM Eastern Time

Mr. Ecker:

The undersigned, Eastside Distilling, Inc., respectfully requests that the effective date of its Registration Statement on Form S-3, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 4:00 P.M. Eastern Time on October 2, 2024 or as soon thereafter as possible.

Eastside Distilling, Inc. hereby authorizes Robert Brantl, counsel for Eastside Distilling, Inc., to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Geoffrey Gwin
Geoffrey Gwin
Chief Financial Officer